APPENDIX

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☐                                    Liquidation

☒                                  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  Variable Account J of Lincoln Life Assurance Co of Boston

3.                                      Securities and Exchange Commission File No.: 811-08269

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐                                    Initial Application                                              ☒                                  Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2801 Highway 280 South

Birmingham, AL 35223

6.                                      Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bradford Rodgers

2801 Highway 280 South

Birmingham, Alabama 35223

(205) 268-1113

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Delaware Life Insurance Company of New York

1601 Trapelo Road, Suite 30

Waltham, MA 02451

781-790-8600

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☐                                    Management company;

☒                                  Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                           ☐                                    Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.                               Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: N/A

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Clarendon Insurance Agency, Inc.

1601 Trapelo Road, Suite 30

Waltham, MA 02451

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’s name(s) and address(es): Lincoln Life Assurance Company of Boston MA

                                                                           100 Liberty Way Suite 100

                                                                           Dover, NH 03820

(b)                                 Trustee’s name(s) and address(es): N/A

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

Variable Account J of Lincoln Life Assurance Co. of Boston is a UIT separate account and as such does not have a board of directors or a board of trustees. However, the Board of Directors of Lincoln Life Assurance Company of Boston approved the abandonment of the registration of Variable Account J of Lincoln Life Assurance Co. of Boston as an investment company under the Investment Company Act of 1940. Lincoln Life Assurance Company of Boston is the depositor of Variable Account J.

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

Neither the Investment Company Act of 1940, state insurance law nor the enabling resolutions for Variable Account J of Lincoln Life Assurance Co. of Boston provide voting rights with respect to Variable Account J to owners of variable annuity contracts funded by Variable Account J. In addition, the prospectus for the variable annuity contracts funded by Variable Account J reserves for Lincoln Life Assurance Company of Boston the right to operate Variable Account J in any form permitted by law which includes operating Variable Account J as a UIT separate account that is not registered as an investment company under the Investment Company Act of 1940 in reliance upon Section 3(c)(1) of that Act. For those reasons, approval of variable annuity contract owners was not required for the abandonment of registration of Variable Account J.

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes                            ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

(b)                                 Were the distributions made on the basis of net assets?

☐ Yes                            ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☐ Yes                            ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                            ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                            ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes                            ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                            ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

☐ Yes                            ☐ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                            ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                            ☐ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses:

(ii)                                  Accounting expenses:

(iii)                               Other expenses (list and identify separately):

(iv)                              Total expenses (sum of lines (i)-(iii) above):

(b)                                 How were those expenses allocated?

(c)                                  Who paid those expenses?

(d)                                 How did the fund pay for unamortized expenses (if any)?

23.                               Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                            ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒ Yes                            ☐ No

If Yes, describe the nature and extent of those activities:

Variable Account J of Lincoln Life Assurance Co. of Boston will continue to support the outstanding variable annuity contracts. Variable Account J will rely on an exemption under Section 3(c)(1) of the Investment Company Act of 1940 for deregistration and will continue to operate as an unregistered separate account. There are currently less than 100 outstanding variable annuity contracts funded by Variable Account J and no new variable annuity contracts will be issued. In addition, contract owners are no longer permitted to make premium payments to variable annuity contracts funded by Variable Account J.  Variable Account J of Lincoln Life Assurance Co. of Boston is not currently making a public offering nor will Variable Account J in the future make a public offering.

There are currently 93 variable annuity contract owners invested in Variable Account J of Lincoln Life Assurance Co. of Boston, including any participants under group variable annuity contracts.  At the time of filing this amendment to the application on Form N-8F, there is 1 variable annuity contract owner invested exclusively in the fixed account option available under the variable annuity contracts, which option credits a guaranteed fixed rate of interest for specified periods.  Any reallocation of contract value from the fixed account option to Variable Account J of Lincoln Life Assurance Co. of Boston by that variable annuity contract owner would increase by only 1 the number of variable annuity contract owners invested in Variable Account J and therefore would not affect the eligibility of Variable Account J for the Section 3(c)(1) exemption.

After receiving the deregistration order requested herein, Variable Account J of Lincoln Life Assurance Co. of Boston will promptly notify all owners of the variable annuity contracts funded by Variable Account J, including all beneficial owners of Variable Account J, that certain legal protections afforded to them as owners of interests in an investment company registered under the Investment Company Act of 1940 will no longer apply. Lincoln Life Assurance Co. of Boston will continue to remain responsible for performing all obligations to contract owners under the terms of the variable annuity contracts.

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the file number of the fund surviving the Merger:   811-

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the
Investment Company Act of 1940 on behalf of	Variable Account J of Lincoln Life Assurance Co of Boston,
(Name of Fund)
(ii) he is the	Vice President and Senior Counsel of Protective Life Insurance Company, the Administrator
(Title)
of	Variable Account J of Lincoln Life Assurance Co of Boston,	and (iii) all actions by shareholders, directors, and any other body
(Name of Fund)

necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Bradford Rodgers
Bradford Rodgers
Vice President and Senior Counsel